[Coventry Health Care Logo]
April 21, 2006
VIA FACSIMILE AND EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Coventry Health Care, Inc. Preliminary Proxy Statement filed April 14, 2006 File No. 1-16477
Dear Mr. Riedler:
     We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2006 (the “Comment Letter”) with respect to the Preliminary Proxy Statement for the fiscal year ended December 31, 2005, as filed by Coventry Health Care, Inc. (the “Company”) with the Commission on April 14, 2006 (File No. 1-16477) (the “Preliminary Proxy Statement”).
     The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in this response letter correspond to the page numbers of the Preliminary Proxy Statement.
     A copy of this response letter is being sent to the Staff via facsimile.
Preliminary Proxy Statement for the year ended December 31, 2005
Proposal 2. Approval of increase in number of authorized shares of common stock
Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.
6705 Rockledge Drive • Suite 900 • Bethesda, MD 20817-1850
301-581-0600 • 800-843-7421

Mr. Jeffrey Riedler
April 21, 2006

     We have revised our Preliminary Proxy Statement to include the following language:
“The Company has no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.”
     Attached hereto as Exhibit A is the marked page from the Company’s proxy statement incorporating the change discussed above.
*          *          *
     In addition, in connection with the Company’s response to your comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company respectfully requests the Staff’s assistance in completing the review of the Preliminary Proxy Statement as soon as possible. Please advise us if we can provide further information or assistance to facilitate your review. Please direct any further comments or questions to me at (301) 581-5780.
Sincerely,
/s/ Shirley R. Smith
Shirley R. Smith
Senior Vice President

cc:	John L. Krug (via facsimile (202) 772-9217) Bob F. Thompson, Esq. R. Claiborne Richards, Jr., Esq.